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GE Capital

GE Capital Mortgage Services, Inc.
A unit of GE Capital Mortgage Corporation
3 Executive Campus, Cherry Hill, NJ 08034

As of and for the year ended December 31, 1998, GE Capital Mortgage Services, Inc. (the Company) has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, the Company had in effect a fidelity bond and errors and omissions policy in the minimum amount of $120 million and $20 million, respectively.

Greg Gibson

Vice President, Servicing
GE Capital Mortgage Services, Inc.